UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Report on Form 6-K dated December 5, 2023

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland

(Translation of the registrant’s name into English and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Enclosures:

•	Stock Exchange Release: Nokia comments on AT&T vendor plans

Stock exchange release	1 (3)
5 December 2023

Nokia Corporation

Stock Exchange Release

5 December 2023 at 4:30 EET

Nokia comments on AT&T vendor plans

Espoo, Finland – Nokia has a wide-ranging relationship with AT&T, supplying products and services across wireless, wireline and other network technologies, alongside similar relationships with other major North American network operators.

Nokia is aware of AT&T’s plans to commit to an Open RAN deployment in collaboration with other vendors over the next five years. As a result, Nokia now expects revenue from AT&T in Mobile Networks will decrease over the next 2-3 years. AT&T accounted for 5-8% of Mobile Networks net sales year-to-date in 2023. The already announced action Nokia is taking to reduce its cost base is expected to partially mitigate the impact of AT&T’s decision. Nokia expects Mobile Networks to remain profitable over the coming years but this decision would delay the timeline of achieving double digit operating margin by up to 2 years.

Nokia has invested heavily in the last few years to deliver market leading radio technology and a highly competitive product portfolio. This has helped it gain the most 5G market share since Q1 2022 among the top RAN suppliers, reaching 29% in Q3, excluding China (source: Dell’Oro). Nokia remains one of the few global vendors of mobile network equipment with significant scale and R&D investment capability to deliver market leading products to customers and while the company is taking action to lower its cost-base, it will protect its R&D output.

The company is also a recognized leader in Open RAN. It is fully committed to O-RAN and together with its ecosystem of partners is providing increased choice and industry leading performance in O-RAN. Most recently, Japan’s NTT DOCOMO has selected Nokia’s O-RAN 5G network for their commercial deployment.

Nokia remains a key partner for AT&T within both its Network Infrastructure and Cloud and Network Services businesses. AT&T will also continue to buy products such as microwave radio links and femto solutions from Mobile Networks. AT&T confirmed to Nokia that while its decision was driven by reasons specific to AT&T, it believes Nokia has highly competitive products and services in Radio Access Networks (RAN) and an accomplished R&D capability.

Pekka Lundmark, President and CEO of Nokia, said, “Whilst the news from AT&T is disappointing, our Mobile Networks business has made significant progress in recent years, increasing our RAN market share and technology leadership. I firmly believe we have the right strategy to create value for our shareholders into the future with opportunities to gain share, diversify our business and improve our profitability. Mobile Networks are critical to our global connected future and as I have said before the cloud computing and AI revolutions will not materialize without significant investments in networks that have vastly improved capabilities. Our customers can rest assured that we continue to invest in R&D and develop market-leading products for them.”

www.nokia.com

Stock exchange release	2 (3)
5 December 2023

Nokia will provide more detail on its strategy both at the group level and a deep dive into Mobile Networks and Cloud and Network Services at its Investor Progress Update event on Tuesday 12th December in Espoo, Finland with the event also being webcast.

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Kaisa Antikainen, Communications Manager

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

Forward-looking statements

Certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia's current expectations and views of future developments and include statements regarding: A) expectations, plans, benefits or outlook related to our strategies, product launches, growth management, licenses, sustainability and other ESG targets, operational key performance indicators and decisions on market exits; B) expectations, plans or benefits related to future performance of our businesses (including the expected impact, timing and duration of potential global pandemics and the general or regional macroeconomic conditions on our businesses, our supply chain and our customers’ businesses) and any future dividends and other distributions of profit; C) expectations and targets regarding financial performance and results of operations, including market share, prices, net sales, income, margins, cash flows, the timing of receivables, operating expenses, provisions, impairments, taxes, currency exchange rates, hedging, investment funds, inflation, product cost reductions, competitiveness, revenue generation in any specific region, and licensing income and payments; D) ability to execute, expectations, plans or benefits related to changes in organizational structure and operating model; E) impact on revenue with respect to litigation/renewal discussions; and F) any statements preceded by or including "continue", “believe”, “commit”, “estimate”, “expect”, “aim”, “influence”, "will”, “target”, “likely”, “intend”, “may”, “could”, “would” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause our actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to them. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Factors, including risks and uncertainties that could cause these differences, include those risks and uncertainties specified in our 2022 annual report on Form 20-F published on 2 March 2023 under Operating and financial review and prospects – Risk factors.

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 5, 2023		Nokia Corporation

	By:	/s/ Esa Niinimäki
	Name:	Esa Niinimäki
	Title:	Chief Legal Officer